Exhibit (a)(1)(ii)

Offer to Purchase

O'CONNOR FUND OF FUNDS: EQUITY OPPORTUNITY LLC
677 WASHINGTON BOULEVARD
STAMFORD, CONNECTICUT 06901

OFFER TO PURCHASE UP TO $25,000,000 IN OUTSTANDING
LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
DATED SEPTEMBER 19, 2012

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY
ON WEDNESDAY, OCTOBER 17, 2012, AT 12:00 MIDNIGHT, NEW YORK TIME,
UNLESS THE OFFER IS EXTENDED

If you do not want to sell your limited liability company interests at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund's tender offer.

To the Investors of O'Connor Fund of Funds: Equity Opportunity LLC:

O'Connor Fund of Funds: Equity Opportunity LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer") up to $25,000,000 in interests in the Fund (the "Interests") or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of December 31, 2012.  (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.)  If the Fund elects to extend the tender period for any reason beyond December 31, 2012, for the purpose of determining the purchase price for tendered Interests the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer.  This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of August 20, 2001 (the "L.L.C. Agreement").

Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between July 31, 2012 (the most recent date as of which net asset value is available) and December 31, 2012, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests.  Investors should also note that although the tender offer expires on October 17, 2012, they remain investors in the Fund until December 31, 2012, when the estimated net asset value of their Interests is calculated.  The Fund determines the estimated net asset value at least monthly, based on the information it receives from the managers of the investment funds in which it invests, and may determine the estimated net asset value more frequently.  Any tendering investors that wish to obtain the most current estimated net asset value of their Interests on this basis should contact their Financial Advisor.

Investors desiring to tender all or any portion of their Interests in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

IMPORTANT

Neither the Fund, nor UBS Alternative and Quantitative Investments LLC, the investment adviser of the Fund (the "Adviser"), nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Interests.  Investors must make their own decisions whether to tender Interests, and, if so, the portion of their Interests to tender.

Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY").

O'Connor Fund of Funds: Equity Opportunity LLC
c/o BNY Mellon Investment Servicing (US) Inc.
P.O. Box 857
Claymont, Delaware 19703-9911
Phone:	(877) 431-1973
Fax:	(302) 793-8201
(302) 793-8202
Attention:	Tender Offer Administrator

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	5
2.	Offer to Purchase and Price	6
3.	Amount of Tender	8
4.	Procedure for Tenders	9
5.	Withdrawal Rights	9
6.	Purchases and Payment	10
7.	Certain Conditions of the Offer	12
8.	Certain Information About the Fund	14
9.	Certain Federal Income Tax Consequences	15
10.	Disclosure Provisions	16
11.	Miscellaneous	17

Summary Term Sheet

•
As we said in your Fund's offering documents, we will buy your Interests at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell).  This offer will remain open until the end of the day on October 17, 2012, at 12:00 midnight, New York time.  Estimated net asset value will be calculated for this purpose on December 31, 2012 (the "Valuation Date").  To make sure we have calculated net asset value correctly, we will check it during the Fund's audit for calendar year 2012, which we expect will be completed in February 2013.

•	You may tender your entire Interest or a portion of your Interest.

•
If you tender your entire Interest, you will receive payment within approximately seven business days after October 17, 2012, consisting of two promissory notes that will be held for you by BNY.  The first promissory note will provide for payment to you of an amount equal to 95% of the unaudited net asset value of your Interest determined as of the Valuation Date.  Payment of the first promissory note is expected to be made, in one or more installments, within 60 calendar days after the Valuation Date.  You will also receive a promissory note providing for a contingent payment equal to approximately 5% of the value of your Interest that will be paid to you after completion of the Fund's audit for calendar year 2012, which we expect will be completed in February 2013.

•
If you tender part of your Interest, leaving a remaining capital account balance of at least $50,000 ($25,000 for certain investors, as disclosed in the Fund's confidential memorandum), you will receive payment within approximately seven business days after October 17, 2012, consisting of a promissory note that will be held for you by BNY.  It is expected that this promissory note will provide for payment to you of an amount equal to 100% of the unaudited net asset value of the tendered portion of your Interest determined as of the Valuation Date.  Payment of this promissory note is expected to be made, in one or more installments, within 60 calendar days after the Valuation Date.

•
The Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing securities in kind to investors on a pro rata basis.  The Fund has also retained the option to hold back up to 5% of the value of any partial tender made by an investor and to pay the balance with a separate promissory note providing for a contingent payment after completion of the Fund's audit for calendar year 2012.  The Fund may exercise either option in the extraordinary event that the Board of Directors determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors.  It is not presently anticipated, however, that either option will be exercised by the Fund.

•
Following this summary is a formal notice of our offer to purchase your Interests.  Our offer remains open to you until the end of the day on October 17, 2012, at 12:00 midnight.  Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase.  If we do not accept your Interests by the end of the day on October 17, 2012, at 12:00 midnight, you may still withdraw your Interests at any time after November 14, 2012, so long as your offer has not been accepted.  You may also withdraw your Interests at other times with the Fund's consent.  Please note that tendering your Interests may trigger the payment by you of an incentive allocation, if earned, to the Fund's investment adviser for managing the Fund's assets.  If you tender less than all your Interests, the incentive allocation, if earned, and if charged, will be charged only with respect to the Interests you have tendered.

•
If you would like us to purchase your Interests, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to BNY at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before the end of the day on October 17, 2012, at 12:00 midnight.  Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) is likely to change between July 31, 2012 and December 31, 2012, when the estimated value of your Interests will be determined for purposes of calculating your purchase price.  The net asset value of your Interests is determined at least monthly and may be determined more frequently.

•	If you would like to obtain the most current estimated net asset value of your Interests, you may contact your Financial Advisor.

•
Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before the end of the day on October 17, 2012, at 12:00 midnight.  Also realize that although the tender offer expires on October 17, 2012, you remain an investor in the Fund until December 31, 2012, when the estimated net asset value of your Interests is calculated.

•
If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY.  To assure good delivery, please send the Letter of Transmittal to BNY and not to your Financial Advisor.  If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

1.    Background and Purpose of the Offer.  The purpose of the Offer is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum dated October 2001 (as supplemented, the "Confidential Memorandum") and the L.L.C. Agreement.  The Confidential Memorandum and the L.L.C. Agreement, which were provided to each investor in advance of subscribing for Interests, provide that the Directors have the discretion to determine whether the Fund will repurchase Interests from investors from time to time pursuant to written tenders.  The Confidential Memorandum also states that UBS Alternative and Quantitative Investments LLC, the investment adviser of the Fund (the "Adviser"), expects that generally it will recommend to the Directors that the Fund repurchase Interests from investors at least twice each year.  Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests as contemplated in the Confidential Memorandum  and the L.L.C. Agreement.  The Directors intend to consider the continued desirability of the Fund making an offer to purchase Interests at least twice each year (currently anticipated to commence in March and September), but the Fund is not required to make any such offer.

The purchase of Interests pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Interests.  A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

The Offer may be terminated in the event that the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's portfolio in accordance with the Fund's Confidential Memorandum, and the projected aggregate expense ratio of the Fund following consummation of the Offer.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

2.    Offer to Purchase and Price.  The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $25,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the end of the day on October 17, 2012, at 12:00 midnight, New York time (such date and time being hereinafter called the "Initial Expiration Date").  The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the Valuation Date or, if the Fund elects to extend the tender period beyond the Valuation Date, the purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 6.  The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date."  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.  The table below shows the estimated unaudited net asset value, as of July 31, 2012, of an initial capital contribution of $250,000 made as of the dates on which initial investments in the Fund were accepted:

	Unaudited Estimated		Unaudited Estimated
Month Initial	Net Asset Value	Month Initial	Net Asset Value
Contribution Made	as of July 31, 2012	Contribution Made	as of July 31, 2012

December 2001	$370,987	May 2005	$312,809
January 2002	$368,425	June 2005	$309,124
February 2002	$368,441	July 2005	$302,973
March 2002	$369,397	August 2005	$294,921
April 2002	$366,684	September 2005	$293,030
May 2002	$364,298	October 2005	$288,800
June 2002	$364,406	November 2005	$295,884
July 2002	$366,599	December 2005	$289,467
August 2002	$375,688	January 2006	$284,791
September 2002	$375,296	February 2006	$275,922
October 2002	$373,334	March 2006	$276,457
November 2002	$373,932	April 2006	$270,228
December 2002	$373,967	May 2006	$267,810
January 2003	$374,556	June 2006	$272,735
February 2003	$375,019	July 2006	$275,068
March 2003	$375,390	September 2006	$273,982
April 2003	$373,839	October 2006	$272,109
May 2003	$372,576	November 2006	$265,433
June 2003	$364,223	December 2006	$260,154
July 2003	$360,374	January 2007	$258,636
August 2003	$358,011	February 2007	$252,456
September 2003	$355,208	March 2007	$250,560
October 2003	$355,715	April 2007	$246,695
November 2003	$347,001	May 2007	$242,991
December 2003	$343,797	July 2007	$235,432
January 2004	$340,709	August 2007	$237,273
February 2004	$335,444	September 2007	$239,761
March 2004	$331,029	October 2007	$234,425
April 2004	$331,647	November 2007	$226,169
May 2004	$333,894	December 2007	$230,556
June 2004	$336,912	January 2008	$229,917
July 2004	$332,976	February 2008	$242,162
August 2004	$333,868	March 2008	$237,935
September 2004	$332,334	April 2008	$245,020
October 2004	$327,944	May 2008	$238,368
November 2004	$324,602	June 2008	$230,727
December 2004	$314,374	July 2008	$236,326
January 2005	$308,024	September 2008	$245,846
February 2005	$309,389	November 2008	$282,146
March 2005	$304,348	September 2009	$266,373
April 2005	$307,250	December 2009	$262,220

January 2010	$257,885	March 2011	$238,281
March 2010	$255,719	April 2011	$237,891
May 2010	$250,805	June 2011	$235,652
November 2010	$249,881	August 2011	$239,053
February 2011	$241,282	September 2011	$251,714

As of the close of business on August 1, 2012, there was approximately $86,633,100 outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests).  The Fund determines its estimated net asset value at least monthly and may determine its estimated net asset value more frequently.  Investors may obtain the most current information regarding the estimated net asset value of their Interests by contacting their Financial Advisor.  Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between July 31, 2012 and December 31, 2012, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.

3.    Amount of Tender.  Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest.  However, if an investor wishes to tender for repurchase only a portion of such investor's Interest, the investor's remaining capital account balance (i.e., the investor's capital account balance determined as of July 31, 2012, less the dollar amount of the investor's partial tender and less the amount of the incentive allocation, if any, that is debited from the capital account of the investor and credited to the capital account of the Adviser on the Valuation Date (the "Incentive Allocation")) must be equal to at least $50,000 ($25,000 for certain investors, as disclosed in the Fund's Confidential Memorandum).  If an investor tenders an amount that would cause the investor's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained.  If, solely as a result of a decline in the net asset value of the Fund between July 31, 2012 and December 31, 2012, your remaining capital account balance as of December 31, 2012, net of the amount of any partial tender you have made and any Incentive Allocation debited from your capital account, is below $50,000 (or, as applicable, $25,000), the Fund will not reduce the amount of your tender.  The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.

If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $25,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.  If more than $25,000,000 in Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept any additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests.  The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.  Based on the July 31, 2012 estimated net asset value of the Fund, the Adviser beneficially owns $98,274 in Interests and intends to tender the full amount of its remaining investment in the Fund.  If, however, other investors tender $24,901,726 or more, the Adviser will reduce the amount of its tender accordingly.  If other investors tender $25,000,000 or more, the Adviser will not tender any Interests; however, other investors may be subject to proration, as mentioned above.

4.    Procedure for Tenders.  Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to BNY, to the attention of Tender Offer Administrator, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to BNY, also to the attention of Tender Offer Administrator, at the fax numbers set forth on page 2.  The completed and executed Letter of Transmittal must be received by BNY, either by mail or by fax, no later than the Expiration Date.  The Fund recommends that all documents be submitted to BNY by certified mail, return receipt requested, or by facsimile transmission.  If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document with BNY.

Investors are responsible for confirming receipt of a Letter of Transmittal and, therefore, must contact BNY at the address and phone number set forth on page 2.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt.  If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.  The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of BNY to receive the Letter of Transmittal or any other document.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Interest or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.     Withdrawal Rights.  Any investor tendering an Interest pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date, (b) at any time after November 14, 2012, if Interests have not then been accepted by the Fund, and (c) at any other time prior to December 31, 2012, but only with the Fund's consent.  Any withdrawal request made pursuant to clause (c) of this Section 5 will be subject to the Fund's absolute discretion whether to honor such request and will depend on the Fund's operational capacity to process such withdrawal request as well as various other factors including the investor's overall relationship with UBS AG and its affiliates ("UBS"), the investor's holdings in other funds affiliated with UBS, and such other matters as the Fund considers relevant at the time.  To be effective, any notice of withdrawal must be timely received by BNY at the address or fax numbers set forth on page 2.  Such receipt should be confirmed by the investor in accordance with the procedures set out in Section 4 above.  A form to use to give notice of withdrawal is available by calling BNY at the phone number indicated on page 2.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Interests may again be tendered prior to the Expiration Date by following the procedures described in Section 4.  You are responsible for confirming that any notice of withdrawal is received by BNY.  If you fail to confirm receipt of a notice of withdrawal with BNY, there can be no assurance that any withdrawal you may make will be honored by the Fund.

6.     Purchases and Payment.  For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Interest.  As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on the Valuation Date.  The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the L.L.C. Agreement, including in respect of any Incentive Allocation, have been made.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Interests the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer.

Investors may tender their entire Interest or a portion of their Interest (subject to their maintenance of a minimum capital account balance as described in Section 3 above).  In either case, payment to a tendering investor whose tender is accepted will be made within approximately seven business days after the Expiration Date and will consist of one or two promissory notes.  The Directors of the Fund believe that payment of an investor's tender amount in the form of promissory notes is in the best interests of investors as it will permit those investors who wish to withdraw from the Fund to do so with less chance of their tender amounts being pro rated.  The promissory notes will be held for the investors by BNY, will not be transferable, and will be payable in cash in the manner set forth below.

Investors Tendering Their Entire Interest.  An investor that tenders its entire Interest will receive two promissory notes.  The first promissory note (the "95% Note") will be in an amount equal to approximately 95% of the unaudited net asset value of the investor's Interest (determined as of the Valuation Date).  The 95% Note will be paid in one or more payments, without interest, following the receipt by the Fund from time to time of cash amounts derived from several potential sources, including the proceeds of withdrawals and redemptions from underlying investment funds, possible borrowings and the proceeds of sales of new Interests.  The Fund expects that full payment of the 95% Note will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in payments of redemption or withdrawal proceeds from underlying investment funds, among other reasons, could extend the payment period on the 95% Note.

Each investor that tenders its entire Interest will also receive a promissory note (the "Contingent Payment Note") that will be in an amount equal to the excess, if any, of (a) the net asset value of the investor's Interest as of the Valuation Date, as it may be adjusted based on the audited financial statements of the Fund for calendar year 2012, over (b) the amount of the 95% Note.  An investor's Contingent Payment Note will be payable in cash as soon as practicable after completion of the audit of the financial statements of the Fund for calendar year 2012.  It is anticipated that the audit of the Fund's financial statements for calendar year 2012 will be completed by no later than 60 days after the end of the year.  Any amounts payable under the Contingent Payment Note will include interest, if any, earned on an amount, deposited by the Fund in a segregated custodial account, equal to approximately 5% of the estimated unaudited net asset value of the Interest tendered by the investor and accepted by the Fund.

Investors Tendering a Portion of Their Interest.  An investor that tenders for repurchase only a portion of the investor's Interest will receive a promissory note (the "Partial Tender Note") that will entitle the investor to a payment in cash in an amount equal to 100% of the unaudited net asset value of the tendered portion of the investor's Interest (determined as of the Valuation Date), subject to any extraordinary hold-back described below.  The Partial Tender Note will be paid in one or more payments, without interest, following the receipt by the Fund from time to time of cash amounts derived from several potential sources, including the proceeds of withdrawals and redemptions from underlying investment funds, possible borrowings and the proceeds of sales of new Interests.  The Fund expects that full payment of the Partial Tender Note will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in payments of redemption or withdrawal proceeds from underlying investment funds, among other reasons, could extend the payment period on the Partial Tender Note.

Although it is not presently contemplated, the Fund has retained the option to hold back up to 5% of the value of any partial tender made by an investor and to pay the balance with a separate promissory note in the extraordinary event that the Board of Directors determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the Fund's remaining investors.  Payment on any such separate promissory note would be made in cash as soon as practicable after completion of the audit of the financial statements of the Fund for calendar year 2012.

The Fund will deposit the amounts payable under all promissory notes (collectively, the "Notes") in separate accounts with BNY.  All cash payments described above (together, the "Cash Payments") will be made by wire transfer directly to the tendering investor's brokerage account with UBS Financial Services Inc. ("UBS Financial Services"), if such investor has a UBS Financial Services account.  Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that UBS Financial Services would customarily assess upon the withdrawal of cash from such brokerage account.  If such investor does not have a UBS Financial Services account, the Cash Payments will be sent directly to its mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Interests acquired pursuant to the Offer from several potential sources, including cash on hand, the proceeds of withdrawals and redemptions from underlying investment funds held by the Fund, possible borrowings and the proceeds of sales of new Interests.  There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above.  This may occur, among other reasons, if underlying investment funds are unable to liquidate their portfolio securities because of market disruptions or because underlying investment funds impose limitations, or "gates," on the amount that investors may withdraw or redeem, or otherwise delay making payments to withdrawing or redeeming investors, or because the Fund has been precluded from borrowing under a credit facility either because of a default by the Fund, or a failure by the Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

Although it is not presently contemplated, the Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing securities in kind to investors on a pro rata basis in the extraordinary event that the Board of Directors determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors.  Securities so distributed may be marketable securities but may also be illiquid securities, including non-transferable interests in liquidating trusts established by the Fund for the purpose of liquidating illiquid securities previously held in the Fund's portfolio.

7.    Certain Conditions of the Offer.  The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension.  If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Interests the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires.  The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; (c) the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's portfolio in accordance with the Fund's Confidential Memorandum, and the projected aggregate expense ratio of the Fund following consummation of the Offer; or (d) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.  If conditions qualifying as war or armed hostilities as expressed in Section 7(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund's rights under this Section 7, they will determine whether such waiver constitutes a material change to the Offer.  If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

The Fund currently is party to a secured Credit Agreement among State Street Bank and Trust Company, the Fund and several other funds advised by the Adviser, dated as of November 1, 2010, as amended, supplemented or otherwise modified from time to time (the "Credit Agreement").  Under the Credit Agreement, the Fund may borrow from time to time on a revolving basis at any time up to $24,000,000 in order to fund all or a portion of the purchase price of the Interests purchased in the Offer and to finance other short-term liquidity needs.  Although the Credit Agreement is scheduled to terminate on October 29, 2012, the Adviser intends to negotiate to amend the Credit Agreement to extend its term for a period of at least one year.  The Adviser also intends to explore obtaining a secured credit facility on substantially the same terms and conditions as the Credit Agreement with other financial institutions.  If the Fund extends the term of the Credit Agreement, or enters into a new secured credit facility, the Fund expects that any borrowings to fund the repurchase of Interests would be made pursuant to the Credit Agreement or such new credit facility.

Indebtedness outstanding under the Credit Agreement accrues interest at a rate equal to 1.5% plus the higher of LIBOR and the Federal Funds Rate from time to time in effect (the "Interest Rate"), or at 2% over the Interest Rate during an event of default.  Interest is payable on the maturity date of the applicable loan.  The principal amount of any loan outstanding under the Credit Agreement, together with any interest accrued thereon, is due on the earlier of 120 days after each loan was borrowed and October 29, 2012.  The Credit Agreement also contains a number of other representations and warranties, covenants and conditions to each borrowing that are typical of commercial revolving credit agreements.  The Fund gives no assurances that it will be in compliance with such representations, warranties, covenants and conditions at the times it may wish to borrow under the Credit Agreement.  Obligations of each of the borrowers under the Credit Agreement are several and not joint.  Indebtedness under the Credit Agreement is secured by a lien on the assets of the Fund.

The amount of any borrowings under the Credit Agreement would depend upon the amount of Interests tendered and prevailing general, economic and market conditions.  If the Fund borrows under the Credit Agreement to pay for Interests purchased in the Offer, the Fund expects that such borrowings would be repaid from funds received from time to time in the ordinary course upon sales of Interests or sale of the Fund's investments.

8.     Certain Information About the Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 677 Washington Boulevard, Stamford, Connecticut 06901 and the telephone number is (203) 719-1428.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the L.L.C. Agreement.  The Fund's Directors are:  Virginia G. Breen, Meyer Feldberg, George W. Gowen and Stephen H. Penman.  Their address is c/o UBS Alternative and Quantitative Investments LLC, 677 Washington Boulevard, Stamford, Connecticut 06901.  Mr. Feldberg is an "interested person" (as defined in the 1940 Act) of the Fund because he is an affiliated person of a broker-dealer with which the Fund does business.

The Fund does not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser, except that on April 16, 2012, Nicholas J. Vagra, Chief Operating Officer of the Adviser, was appointed Principal Accounting Officer of the Fund following the resignation of Robert F. Aufenanger; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the L.L.C. Agreement or other actions that may impede the acquisition of control of the Fund by any person.

During the past 60 days, there were no transactions involving the Interests that were effected by the Fund, the Adviser, the Directors or any person controlling the Fund or controlling the Adviser.

Based on the July 31, 2012 estimated net asset value of the Fund, the Adviser beneficially owns $98,274 in Interests and intends to tender the full amount of its remaining investment in the Fund.  If, however, other investors tender $24,901,726 or more, the Adviser will reduce the amount of its tender accordingly.  If other investors tender $25,000,000 or more, the Adviser will not tender any Interests; however, other investors may be subject to proration, as mentioned above.  The Adviser is entitled under the terms of the L.L.C. Agreement to receive, subject to certain limitations, the Incentive Allocation, as specified in the L.L.C. Agreement and described in the Confidential Memorandum.  If an investor tenders less than all its Interests, the Incentive Allocation, if earned, and if charged, will be charged only with respect to the Interests the investor has tendered.

9.     Certain Federal Income Tax Consequences.  The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from investors pursuant to the Offer.  Investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

An investor who tenders its entire Interest (and whose entire Interest is repurchased) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the principal payments under the 95% Note and the Contingent Payment Note) and such investor's adjusted tax basis in its Interest.  Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest.  A loss, if any, may be recognized after the tendering investor has received payment under the Notes.  This capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the investor's contributions to the Fund.  Interest on the Contingent Payment Note is taxable to a tendering investor receiving such Note under such investor's method of accounting, subject to the possible application of certain rules under the Internal Revenue Code and Treasury Regulations relating to short-term obligations.  A tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations.  For these purposes, unrealized receivables in respect of a tendering investor include, among other items, any market discount bonds or short-term obligations held directly or indirectly by the Fund to the extent of the amounts which would be treated as ordinary income if such bonds or obligations had been sold by the Fund.  An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the principal payments under the Partial Tender Note and any other promissory note issued to the investor pursuant to Section 6 of this Offer to Purchase) exceeds such investor's adjusted tax basis in its Interest.

If an investor recognizes a loss in an amount greater than $250,000 upon the tender of its entire Interest to the Fund for repurchase, the Fund will be required, under Section 734 of the Internal Revenue Code, to reduce the tax basis of its property by the amount of the loss recognized by the tendering investor.

Pursuant to authority delegated from the Board of Directors of the Fund, the Adviser may specially allocate items of Fund ordinary income and/or capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest.  Such a special allocation may result in the withdrawing investor recognizing ordinary income and/or capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized during the tax year in which it receives its liquidating distribution upon withdrawal.  Similarly, the Adviser may specially allocate items of Fund deductions, ordinary loss and/or capital loss, including long-term capital loss, to a withdrawing investor to the extent its adjusted tax basis in its Interest would otherwise exceed its liquidating distribution.

10.    Disclosure Provisions.  Provisions of the Internal Revenue Code and Treasury Regulations require taxpayers that participate in "reportable transactions" to disclose such participation to the Internal Revenue Service (the "Service") (by attaching Form 8886 to their tax returns and filing a copy of that Form with the IRS Office of Tax Shelter Analysis) and comply with certain document retention requirements.  In addition, certain "material advisors" with respect to such a transaction are required to maintain records, including lists identifying investors in the transaction, and must furnish those records to the Service upon demand.  A transaction may be a "reportable transaction" based on any of several criteria, one or more of which may be present with respect to an investment in or by the Fund or the tender of Interests, including, among others, the recognition of a loss in excess of a prescribed threshold upon the tender of Interests.  These disclosure provisions are directed towards "tax shelters," however, they are quite broad and may encompass transactions that typically would not be considered "tax shelters."  Significant penalties may apply upon a failure to comply with the disclosure provisions, and with respect to any understatements of tax resulting from participation in certain reportable transactions.  Investors should consult their own tax advisors concerning any possible disclosure obligation they may have with respect to their investment in the Fund and any tender of Interests and should be aware that the Fund (and perhaps other participants in the transaction) intends to comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

Notwithstanding any other provision or statement in any offering document of the Fund (including the Investor Application Form, the Confidential Memorandum and the L.L.C. Agreement) or any document pertaining to the Offer or the tender of Interests, an investor (and each employee, representative or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Fund, the offering of its Interests and this Offer and all materials of any kind (including opinions or other tax analyses) that are provided to the investor relating to such tax treatment and tax structure.  For the avoidance of doubt, this authorization is not intended to permit disclosure of the names of, or other identifying information regarding, the participants in the transaction, or of any information or the portion of any materials not relevant to the tax treatment or tax structure of the transaction.

11.    Miscellaneous.  The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein.  A free copy of such statement may be obtained from the Fund by contacting BNY at the address and phone number set forth on page 2 or from the Securities and Exchange Commission's website, http://www.sec.gov.  For a fee, a copy may be obtained from the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.